Exhibit 12.1

Boise Cascade Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

						Six Months Ended
	Year Ended December 31					June 30
	____________________________________________					_________________
	1998	1999	2000	2001	2002	2002	2003
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$159,870	$146,124	$152,322	$128,970	$120,543	$60,990	$57,719
Guarantee of interest on ESOP debt	14,671	12,856	10,880	8,732	6,405	3,407	2,167
Interest capitalized during the period	1,341	238	1,458	1,945	3,937	2,413	319
Interest factor related to noncapitalized leases (a)	11,308	13,065	13,394	11,729	11,128	5,670	5,631
Adjustable conversion-rate equity security unit distributions	-	-	-	947	13,219	6,568	6,621
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	$187,190	$172,283	$178,054	$152,323	$155,232	$79,048	$72,457
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting changes	$(16,878)	$355,940	$298,331	$(47,611)	$1,005	$(29,030)	$(28,981)
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	3,791	(6,115)	(2,061)	8,039	2,435	2,055	(340)
Total fixed charges	187,190	172,283	178,054	152,323	155,232	79,048	72,457
Less: Interest capitalized	(1,341)	(238)	(1,458)	(1,945)	(3,937)	(2,413)	(319)
Guarantee of interest on ESOP debt	(14,671)	(12,856)	(10,880)	(8,732)	(6,405)	(3,407)	(2,167)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$158,091	$509,014	$461,986	$102,074	$148,330	$46,253	$40,650
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to fixed charges	-	2.95	2.59	-	-	-	-

Excess of fixed charges over earnings before fixed charges	$29,099	$-	$-	$50,249	$6,902	$32,795	$31,807

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.